UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, November 10, 2008

Mr.

Guillermo Larrain Rios

Superintendent

Superintendence of Securities and Insurance

Present

Re: Relevant Fact

To Whom It May Concern:

In compliance with Articles 9 and 10 of Law 18,045 of the Mercado de Valores, I inform you of the material fact that on this date, LAN Airlines S.A. (“LAN”) has entered into a Purchase Agreement with The Boeing Company, with the purpose of acquiring four (4) new Boeing 767-316ER aircraft, whose deliveries are scheduled for the months of February, March (two planes) and April of 2012. Also, LAN and The Boeing Company entered into an agreement that gives LAN the option of buying two (2) planes of the same model by the year 2013. The approximate amount of the investment, excluding said purchasing options, totals US$636,000,000 (listed price).

The acquisition of these planes is part of a revision of LAN’s long term strategic fleet plan (year 2012), resulting from a delay in the scheduled delivery of the Boeing 787s (initially expected by LAN in 2011), whose purchase was reported by LAN through the Relevant Fact issued on July 12, 2007.

With no further matters, yours sincerely,

/s/ Alejandro de la Fuente

Alejandro de la Fuente

Chief Financial Officer

Lan Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2008

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer